EXHIBIT 99.1

NOMAD ROYALTY COMPANY LTD. ANNOUNCES $25.0 MILLION SECONDARY BOUGHT DEAL OFFERING BY YAMANA GOLD INC.

Not for distribution to united states news wire services or for dissemination in the united states

Montreal, Québec – December 3, 2020

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR) announces that it, together with Yamana Gold Inc. (the “Selling Shareholder”), has entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase for resale, on a “bought deal” basis, 22,750,000 common shares of the Company (the “Common Shares”) currently held by the Selling Shareholder at a price of $1.10 per Common Share (the “Offering Price”) for gross proceeds to the Selling Shareholder of approximately $25.0 million (the “Offering”). The Company will not receive any proceeds from the Offering.

The Common Shares will be offered by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s final base shelf prospectus dated September 30, 2020 (“Base Shelf Prospectus”). The Prospectus Supplement will be filed in all of the provinces of Canada and, together with the related Base Shelf Prospectus, will be available on SEDAR at www.sedar.com.

The Offering is scheduled to close on or about December 11, 2020 and is subject to certain conditions including, but not limited to, receipt of all regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 13 royalty, stream, and gold loan assets, of which 6 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd. 500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4	nomadroyalty.com

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